

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2014

<u>Via E-mail</u>
Rajesh Asarpota
Senior Vice President, Chief Financial Officer
Questcor Pharmaceuticals, Inc.
1300 North Kellogg Drive, Suite D
Anaheim, California 92807

> **Re:** **Questcor Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 001-14758**

Dear Mr. Asarpota:

We have reviewed your June 4, 2014 response to our June 3, 2014 oral comments and have the following comments.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

2. Acquisitions
Acquisition of Synacthen, page 69

1. Please refer to your response to comment 1. Tell us all of the terms of the derivative. For example, in the statement "A potential additional annual cash payment on each anniversary subsequent to the third anniversary until we obtain the first approval of the FDA related to the products, or the FDA Approval …" please address the following:
    *   Clarify the trigger meant by "potential".
    *   Clarify if the payments are fixed.

2. Please refer to your response to comment 2. In regards to your second underlying, please clarify what you mean by FDA approval (i.e. related to a clinical phase, approval for commercial sale, etc.). Please tell us the amount of the milestone that will be paid upon FDA approval.

3. In evaluating whether contingent consideration represents a derivative, tell us if you evaluated each of the following as a separate derivative or did you evaluate them on a combined basis.
   - $25 million per year beginning year four until FDA approval;
   - Milestone payment when FDA approval is received; and
   - Annual royalties based on sales.

   In your response, please provide us a supporting analysis that helps us understand how you considered the cumulative cap that in no event will the total payments related to this transaction exceed $300 million as it appears each of these items is not contingent upon each other.

4. Please tell us if each of the items in comment 2 is freestanding or embedded. Please provide us the supporting analysis and reference the authoritative accounting guidance. If the company concludes they are embedded, tell us how you analyzed the clearly and closely related criteria per ASC 815-15-25-1a.

5. Please provide us an analysis on why you believe continued development of the drug is an underlying. In that analysis, please tell us what payment provision is triggered by the result of the continued development.

6. In regards to the scope exception in ASC 815-10-15-59 and 15-60 referenced on page 2 of your May 20, 2014 response, please address the following items:
   - As it relates to "the FDA approval" underlying, tell us how the company considered the ASC 815-10-15-59b2 reference to "under the contract". Tell us if there are any provisions in the contract that would cause the company to benefit from an increase in price or value of the intangible.
   - Tell us what the predominant characteristics of the contract are and are they highly correlated to the underlying(s) that do not meet the scope exception.
   - Please reevaluate ASC 815-10-15-59 and 15-60 if "continued development of the drug" is not an underlying. Please refer to comment 5.

7. Please refer to your response to comment 3. We note that the derivative liability changed by $20.6 million. Please help us understand why the $20.6 million change in the derivative liability in the third quarter has not been recorded through the income statement. We note your response doesn't state there was an error in the liability. In that regard, it is unclear why an error to the IPR&D asset would equal an error to the IPR&D liability.

You may contact Scott Wuenschell, Staff Accountant, at (202) 551-3467 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3651.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief